FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2003

GUCCI GROUP N.V.

Rembrandt Tower
Amstelplein 1
1096 HA Amsterdam
The Netherlands

(Exact name of registrant and address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F             ☒      Form 40-F             ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes             ☐      No             ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure:  Press Release dated 27 March 2003

APPROVED BY: Robert Singer
Executive Vice President and Chief Financial Officer
Gucci Group NV

GUCCI GROUP N.V. ANNOUNCES
A SOLID PERFORMANCE FOR FOURTH QUARTER AND FULL YEAR 2002

Amsterdam, The Netherlands, March 27, 2003: Gucci Group N.V. (Euronext Amsterdam: GCCI.AS; NYSE: GUC) announces today financial results for the fourth quarter and full year ended January 31, 2003.

SUMMARY OF KEY DEVELOPMENTS

•                  For full year 2002, Gucci Group fully diluted net income per share of € 2.21 and Gucci Division operating margin before goodwill amortization of 29.1% exceeded expectations, an excellent result given the difficult trading environment in the last quarter.

•                  In the fourth quarter, Gucci Group revenues advanced to € 714.8 million from € 703.4 million, and net income per share increased to € 0.93 from € 0.92.

•                  In the fourth quarter, Gucci Division achieved an outstanding gross margin of 71.8% and a historically high operating margin before goodwill amortization of 34.7%.

•                  For full year 2002, Yves Saint Laurent performed exceptionally well, growing retail sales by 75.3% to € 83 million and leather goods by 270%.

•                  For full year 2002, YSL Beauté increased sales and achieved an excellent margin in a difficult environment for the prestige fragrance industry through growth in Yves Saint Laurent brand fragrances and cosmetics, the launch of new products and the benefits of a tighter, more selective distribution.

•                  For full year 2002, Bottega Veneta revenues increased 69.1% on a constant currency basis, accelerating to 90.5% growth in the fourth quarter.

•                  Throughout 2002 Gucci Group continued to invest significantly in its brands, expending approximately € 290 million in advertising and communication and € 220 million for the opening and refurbishment of directly operated stores. Flagship store openings included: Paris, New York and Milan for Gucci; Milan and Taipei for Yves Saint Laurent; London, Paris and Milan for Bottega Veneta; Beverly Hills, New York and London for Sergio Rossi; Tokyo Ginza, London and Milan for Boucheron; New York for Balenciaga, Stella McCartney and Alexander McQueen.

Domenico De Sole, President and Chief Executive Officer of Gucci Group N.V. said: “This has been a year of considerable investment in the development of our brands. I am pleased by our achievements, particularly the Group’s resilient performance in the face of slower consumer demand, increasing political uncertainty and a weak global economy.

The Gucci Division continued to be highly profitable, delivering a historically high operating margin before goodwill amortization of nearly 35% in the fourth quarter and an exceptionally strong 29% for the full year. This is a tribute to our disciplined approach to managing the business in difficult times through cost reductions and tight inventory controls.  In fact, we reduced both markdowns and operating expenses, while continuing to support the Gucci brand.

Yves Saint Laurent delivered outstanding sales performance, increasing retail sales 75% in the year and doubling wholesale sales in the fourth quarter.  These results, coupled with strong performance from accessories, drove a significant gross margin improvement to nearly 60%.

YSL Beauté’s management team has been able to take advantage of the successful repositioning of Yves Saint Laurent to strengthen the brand’s fragrance and cosmetics business and to drive YSL Beauté’s fourth quarter revenue growth on a constant currency basis to 16%.

During the year each of our brands generated extremely positive press coverage as well as strong demand from the trade. In particular, Yves Saint Laurent was featured on the cover of more than 100 fashion magazines in the last twelve months.  Moreover, Tom Ford’s Fall/Winter 2003 collection for Gucci, in stores this June, received some of the strongest reviews and trade responses we have seen in recent years. We have also enjoyed enthusiastic editorial and trade response to the recently shown Fall 2003 collections of each of our other brands.

We are cautious about the Spring period as we continue to see an uncertain environment, with persistent volatility across the global markets worsened by the onset of war.  Management remains focused and committed to delivering enhanced performance in all our operations. We very much believe that the strong upcoming collections and improved distribution networks of all of our brands position us well to grow and thrive once the world economy picks up and travel patterns return to normal.”

FOURTH QUARTER REVIEW

Gucci Division

Gucci Division performed extremely well, achieving record high profitability notwithstanding a testing trading environment and demanding year-on-year comparisons.

Gucci Division revenues were € 442.5 million, compared to € 476.0 million in 2001 (-7.0%). Retail sales in non-Japan Asia increased 8.0% on a constant currency basis, led mainly by excellent growth in Taiwan, Korea, Hong Kong and China.  Following last year’s exceptional 20.7% growth, yen denominated retail sales in Japan were down 2.6% in fourth quarter 2002, but 17.4% ahead of fourth quarter 2000 sales. In Europe, constant currency retail sales declined 1.6%, with strong growth in France and stable sales in the United Kingdom partially offsetting lower turnover in Italy due to reduced travel and tourism.  Notwithstanding double-digit growth in Hawaii, retail sales in the United States declined 4.2% in constant currency owing to continued depressed economic conditions.

In the fourth quarter, Gucci inaugurated its enlarged flagship in Milan (Via Montenapoleone) and added new stores in Honu (Hawaii), Venice, Saint Moritz, San Jose (California) and a jewelry boutique in Rome.  As at January 31, 2003 Gucci had 174 directly operated stores.

The 7.8% decline in wholesale distribution sales owed primarily to significantly lower sales to travel and duty free retailers.  Sales to department and specialty stores were stable compared to last year.

Margins

In the fourth quarter the gross margin continued to be exceptionally high (71.8%, compared to 72.1% in 2001 and 71.7% in 2000) notwithstanding the decline in revenues.  Management exercised strict inventory and cost control, maintaining low markdown levels and cutting operating expenses by € 19.2 million to € 164.4 million.  The combination of continued gross margin strength and reduced operating costs drove the operating margin before goodwill amortization to a historical high, 34.7% (€ 153.4 million), compared to 33.6% in 2001 and 30.1% in 2000.

For the full year Gucci achieved a gross margin of 71.1%, compared to 72.0% in 2001.  The operating margin before goodwill amortization was 29.1% (€ 447.8 million), compared to 30.5% in 2001 (historical high) and 27.0% in 2000.

Yves Saint Laurent

Yves Saint Laurent’s fourth quarter revenues increased 34.5% to € 41.7 million.

Sales of high margin leather goods and shoes advanced by over 400% and over 65%, respectively, on a constant currency basis.  For full year 2002 leather goods and shoe sales grew to 32% of revenues.

As of January 31, 2003, Yves Saint Laurent had 48 directly-operated stores, including the recently opened 10,000 square foot flagship in Milan (via Montenapoleone).  In 2003, Yves Saint Laurent will open important flagship stores in New York (57th Street off 5th Avenue), Beverly Hills (Rodeo Drive), Hong Kong (Canton Road) and London (Bond Street).

Margins

Thanks to gross margin improvements, and notwithstanding the significant investment in newly opened stores as well as in advertising and communication, for full year 2002 Yves Saint Laurent increased its gross margin to 58.1% from 54.0% and reduced its operating loss before goodwill and trademark amortization to € 64.8 million from € 76.2 million.

YSL Beauté

Following the successful restructuring of distribution, which included the elimination of inappropriate doors, the termination of parallel distribution and the introduction of a new counter concept consistent with the rejuvenated image of Yves Saint Laurent, YSL Beauté achieved substantial revenue growth and higher profitability.

In the fourth quarter, sales advanced 15.8% on a constant currency basis to € 148.7 million. Yves Saint Laurent brand fragrance and cosmetics sales increased 17.5% on a constant currency basis thanks to the continued strong sales of the pillar fragrances Opium and Kouros, an exceptional growth in makeup (+24.5%) and the successful launch of the new men’s fragrance M7.

During the fourth quarter, YSL Beauté worked to prepare new products for launch in 2003, including a new Yves Saint Laurent skin care line as well as fragrances for Stella McCartney, Zegna and Alexander McQueen, whose perfume, Kingdom, was launched this month.

Margins

For full year 2002 YSL Beauté increased its operating margin before goodwill and trademark amortization to 7.0% (€ 38.5 million) from 6.5% in 2001.

Other Operations

During 2002, the Group invested significantly in its newly-acquired brands, building infrastructure, launching new collections and opening flagships in key locations. Highlights of fourth quarter activity included Bottega Veneta’s revenue growth, which exceeded 90% in constant currency thanks to growing consumer and trade interest for the brand’s superb quality, artisan-made leather goods. Alexander McQueen, Stella McCartney and Balenciaga each presented strong Fall/Winter 2002 and Spring/Summer 2003 collections, which generated substantially increased purchases by wholesale customers as well as excellent media coverage.

Corporate Expenses

Corporate expenses were € 7.0 million, compared to € 9.3 million in 2001.

Goodwill and Trademark Amortization

Goodwill and trademark amortization was € 34.1 million (€ 26.0 million, net of tax), compared to € 30.7 million (€ 25.2 million, net of tax) in 2001.

Financial Income

Net financial income was € 11.9 million, compared to € 12.3 million in 2001.

Effective Tax Rate

The unusually low effective tax rate reflected the reversal of tax risk provisions made in prior years following the successful conclusion of certain tax audits during the fourth quarter.

Treasury Shares

During the fourth quarter the Group purchased 250,595 shares for an aggregate cost of € 21.6 million.

Net Income per Share

Fully diluted net income per share was € 0.93, including a € 0.25 charge (net of tax) for goodwill and trademark amortization. In 2001, fully diluted net income per share was € 0.92, including a € 0.25 charge (net of tax) for goodwill and trademark amortization.

For full year 2002, fully diluted net income per share was € 2.21, including a € 0.99 charge (net of tax) for goodwill and trademark amortization. For full year 2001, fully diluted net income per share was € 3.08, including a € 1.02 charge (net of tax) for goodwill and trademark amortization.

Other Current Assets

The increase in other current assets to € 293.6 million on January 31, 2003 from € 169.7 million on January 31, 2002 was due almost entirely to the increase in fair market value of hedge derivatives to € 110.6 million on January 31, 2003 from € 3.2 million on January 31, 2002, based primarily on the recent significant revaluation of the Euro compared to the US Dollar and Japanese Yen.

Subsequent Event

The Company purchased 1,886,518 shares for an aggregate cost of € 165.0 million between February 1 and March 25, 2003.  As at March 25, 2003, the Company held a total of 4,286,910 shares in treasury, and there were 98,348,733 shares outstanding.

Gucci Group N.V. is one of the world’s leading multi-brand luxury goods companies.  Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta , Bédat & Co., Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. The shares of Gucci Group N.V. are listed on the New York Stock Exchange and on the Euronext Amsterdam Stock Exchange.

Under the safe harbor provisions to the U.S. Private Securities Litigation Reform Act of 1995, the Company  cautions investors that any forward-looking statements or projections made by the Company, including those made in this document, are subject to risks and uncertainties that may cause actual results to differ materially from those projected.  Factors that may affect the Company’s operations are discussed in the Company’s Annual Report on Form 20-F for 2001, as amended, filed with the U.S. Securities and Exchange Commission.

For media inquiries:	For investors / analysts inquiries:
Tomaso Galli Director of Corporate Communications Gucci Group N.V. +31 20 462 1700 +39 02 8800 5555	Cedric Magnelia / Enza Dominijanni Directors of Investor Relations Gucci Group N.V. +31 20 462 1700 +39 055 7592 2456

For additional information please visit www.guccigroup.com

(Tables to Follow)

FINANCIAL TABLES

GUCCI GROUP: FOURTH QUARTER
REVENUES

€ Million	Fourth Quarter 2002	Fourth Quarter 2001(1)	% Increase (Decrease)
Gucci Division	442.5	476.0	(7.0)%
Yves Saint Laurent	41.7	31.0	34.5%
YSL Beauté	148.7	132.9	11.9%
Other Operations	93.9	67.1	39.9%
Interdivisional	(12.0)	(3.6)	n/m
GUCCI GROUP	714.8	703.4	1.6%

GUCCI GROUP: FOURTH QUARTER
OPERATING PROFIT (LOSS) BEFORE GOODWILL AND TRADEMARK
AMORTIZATION

€ Million	Fourth Quarter 2002	Fourth Quarter 2001(1)	% Increase (Decrease)
Gucci Division	153.4	159.8	(4.0)%
Yves Saint Laurent	(13.7)	(22.8)	n/m
YSL Beauté	14.7	13.5	8.8%
Other Operations	(32.7)	(16.7)	n/m
Corporate Expenses	(7.0)	(9.3)	n/m
Interdivisional	(0.1)	0.3	n/m
GUCCI GROUP	114.6	124.8	(8.2)%

(1) Fourth quarter 2001 revenues are translated into Euros from previously reported US Dollars using an average US Dollar-Euro exchange rate.

GUCCI DIVISION: FOURTH QUARTER
REVENUES

€ Million	Fourth Quarter 2002	Fourth Quarter 2001(1)	% Increase (Decrease)
Directly-operated Stores	317.9	330.6	(3.8)%
Wholesale Distribution*	70.4	76.5	(7.8)%
Timepieces Distribution	42.6	56.1	(24.2)%
Royalties	11.4	12.9	(11.9)%
Interdivisional	0.2	(0.1)	n/m
Total Gucci Division	442.5	476.0	(7.0)%
Leather goods	221.7	233.3	(5.0)%
Shoes	49.3	48.7	1.3%
Ready-To-Wear	59.9	70.6	(15.1)%
Watches	46.5	61.8	(24.7)%
Jewelry	33.2	29.5	12.3%
Other	20.3	19.3	5.5%
Royalties	11.4	12.9	(11.9)%
Interdivisional	0.2	(0.1)	n/m
Total Gucci Division	442.5	476.0	(7.0)%
Europe	130.6	135.4	(3.5)%
United States	90.5	100.5	(9.9)%
Japan	134.0	143.4	(6.6)%
Rest of Asia	77.7	83.4	(6.8)%
Rest of World	9.5	13.4	(28.7)%
Interdivisional	0.2	(0.1)	n/m
Total Gucci Division	442.5	476.0	(7.0)%

(1) Fourth quarter 2001 revenues are translated into Euros from previously reported US Dollars using a US Dollar-Euro exchange rate derived from the year-to-date exchange rate.

(*) Franchise Stores, Duty-Free and Department and Specialty Stores

GUCCI GROUP: FULL YEAR
REVENUES

€ Million	Full Year 2002	Full Year 2001(1)	% Increase (Decrease)
Gucci Division	1,536.8	1,700.1	(9.6)%
Yves Saint Laurent	146.4	101.2	44.7%
YSL Beauté	549.7	518.5	6.0%
Other Operations	350.8	254.6	37.8%
Interdivisional	(39.4)	(9.3)	n/m
GUCCI GROUP	2,544.3	2,565.1	(0.8)%

GUCCI GROUP: FULL YEAR
OPERATING PROFIT (LOSS) BEFORE GOODWILL AND TRADEMARK
AMORTIZATION

€ Million	Full Year 2002	Full Year 2001(1)	% Increase (Decrease)
Gucci Division	447.8	518.3	(13.6)%
Yves Saint Laurent	(64.8)	(76.2)	n/m
YSL Beauté	38.5	33.8	14.0%
Other Operations	(81.3)	(41.9)	n/m
Corporate Expenses	(33.9)	(35.6)	n/m
Interdivisional	(0.5)	0.2	n/m
GUCCI GROUP	305.8	398.6	(23.3)%

(1) Full Year 2001 revenues translated into Euros from previously reported US Dollars at the average US Dollar-Euro rate during the period.

GUCCI DIVISION: FULL YEAR
REVENUES

€ Million	Full Year 2002	Full Year 2001(1)	% Increase (Decrease)
Directly-operated Stores	1,067.2	1,162.6	(8.2)%
Wholesale Distribution*	247.8	284.8	(13.0)%
Timepieces Distribution	173.9	200.0	(13.0)%
Royalties	47.6	51.4	(7.4)%
Interdivisional	0.3	1.3	n/m
Total Gucci Division	1,536.8	1,700.1	(9.6)%
Leather goods	741.5	833.5	(11.0)%
Shoes	180.5	188.2	(4.1)%
Ready-To-Wear	216.9	249.9	(13.2)%
Watches	186.2	223.6	(16.7)%
Jewelry	97.0	83.4	16.4%
Other	66.8	68.8	(3.1)%
Royalties	47.6	51.4	(7.4)%
Interdivisional	0.3	1.3	n/m
Total Gucci Division	1,536.8	1,700.1	(9.6)%
Europe	501.6	525.4	(4.5)%
United States	321.7	387.2	(16.9)%
Japan	408.3	441.3	(7.5)%
Rest of Asia	266.9	300.2	(11.1)%
Rest of World	38.0	44.7	(15.1)%
Interdivisional	0.3	1.3	n/m
Total Gucci Division	1,536.8	1,700.1	(9.6)%

(1) Full Year 2001 revenues translated into Euros from previously reported US Dollars at the average US Dollar-Euro rate during the period.

(*) Franchise Stores, Duty-Free and Department and Specialty Stores

GUCCI GROUP N.V.
SUMMARIZED CONSOLIDATED FINANCIAL RESULTS
(In millions of Euros, except per share and share amounts)

	Fourth Quarter 2002	Fourth Quarter 2001	Full Year 2002	Full Year 2001
Net Revenues	714.8	703.4	2,544.3	2,565.1
Gross Profit	490.6	494.4	1,742.3	1,791.7
Operating expenses	376.0	369.6	1,436.5	1,393.1
Goodwill and trademark amortization	34.1	30.7	126.4	130.2
Operating profit	80.5	94.1	179.4	268.4
Financial income, net	11.9	12.3	62.7	88.1
Other income (expenses)	1.9	9.2	(1.1)	11.3
Pre-tax income	94.3	115.6	241.0	367.8
Taxation	1.9	24.5	19.3	58.7
Minority interests	(3.0)	(2.7)	(5.1)	(3.4)
Net income	95.4	93.8	226.8	312.5

Net income per share-basic	0.94	0.94	2.24	3.12
Net income per share-diluted	0.93	0.92	2.21	3.08
Weighted number of shares outstanding – basic	—	—	101,060,751	100,174,358
Weighted number of shares outstanding – diluted	—	—	102,422,918	101,524,040

GUCCI GROUP N.V.
CONDENSED CONSOLIDATED BALANCE SHEET
(In millions of Euros)

	January 31, 2003	January 31, 2002
Assets
Current Assets
Cash and cash equivalents	2,941.8	2,964.9
Trade receivables, net	331.8	328.8
Inventories, net	472.0	450.0
Deferred tax assets	195.6	169.6
VAT reimbursement receivables	149.0	114.7
Other current assets	293.6	169.7
Total current assets	4,383.8	4,197.7

Non-current assets
Property, plant and equipment, net	912.5	691.9
Goodwill, trademarks, other intangible assets and	2,110.2	2,144.2
deferred charges, net
Other non-current assets	387.3	419.2
Total non-current assets	3,410.0	3,255.3
Total assets	7,793.8	7,453.0

Liabilities and shareholders’ equity
Current liabilities
Bank overdrafts and short-term loans	587.1	765.2
Trade payables and accrued expenses	477.0	467.1
Other current liabilities	273.7	311.4
Total current liabilities	1,337.8	1,543.7

Non-current liabilities
Long-term financial payables	1,261.9	824.4
Long-term tax payable and deferred tax liabilities	373.2	379.4
Other non-current liabilities	79.9	81.2
Total non-current liabilities	1,715.0	1,285.0
Total liabilities	3,052.8	2,828.7

Minority interests	64.5	65.9
Shareholders’ equity	4,676.5	4,558.4
Total liabilities and shareholders’ equity	7,793.8	7,453.0

# # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GUCCI GROUP N.V.

Date: 28 March 2003	By:	/s/ Robert S. Singer
	Name:	Robert S. Singer
	Title:	Chief Financial Officer